As filed with the Securities and Exchange Commission on September 5, 1996
                                                      Registration No. 333-

================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                            -------------------

                                  FORM S-3
                           REGISTRATION STATEMENT
                                   Under
                         The Securities Act of 1933
                            -------------------

                              FRED MEYER, INC.
           (Exact name of registrant as specified in its charter)
                            -------------------

           Delaware                                      93-0798201
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                            3800 SE 22nd Avenue
                           Portland, Oregon 97202
                               (503) 232-8844
            (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)
                            -------------------

                               ROGER A. COOKE
            Senior Vice President, General Counsel and Secretary
                              Fred Meyer, Inc.
                            3800 SE 22nd Avenue
                           Portland, Oregon 97202
                               (503) 232-8844
         (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

     It is respectfully requested that the Commission send copies of all notices, orders and communications to:

        HENRY H. HEWITT                            ANTHONY J. RICHMOND
        Stoel Rives LLP                             Latham & Watkins
900 SW Fifth Avenue, Suite 2300             633 West Fifth Street, Suite 4000
    Portland, Oregon 97204                    Los Angeles, California 90071
        (503) 224-3380                               (213) 485-1234
                            -------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this registration statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/  /________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / ______________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                      CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                     PROPOSED               PROPOSED
                                                                      MAXIMUM               MAXIMUM
       TITLE OF EACH CLASS OF                AMOUNT TO BE         OFFERING PRICE           AGGREGATE              AMOUNT OF
     SECURITIES TO BE REGISTERED             REGISTERED(1)          PER SHARE(2)        OFFERING PRICE(2)      REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value........           4,000,000          $      29.6875        $     118,750,000      $     40,949
====================================================================================================================================

(1) Includes shares which may be sold upon the exercise of the Underwriters' option to purchase shares solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low prices as reported on the New York Stock Exchange on September 3, 1996.

                            -------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE
REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT
THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE
WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH A DATE AS THE
COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

- --------------------------------------------------------------------------------
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR
MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR
THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE
SECURITIES LAWS OF ANY SUCH JURISDICTION.
- --------------------------------------------------------------------------------
               SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 1996


                              3,600,000 SHARES

                               [COMPANY LOGO]

                                COMMON STOCK
                        (PAR VALUE, $.01 PER SHARE)
                            --------------------

     All of the shares of Common Stock offered hereby are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the shares offered hereby.

     Concurrently with the consummation of the offering, the Company will repurchase an estimated 2,400,000 outstanding shares of Common Stock from the Selling Stockholder. The actual number of shares to be repurchased will be based on the initial public offering price of the Common Stock and the number of shares offered hereby is subject to adjustment depending upon the number of shares to be repurchased. Following completion of the offering and the stock repurchase, it is expected that the Selling Stockholder, an affiliate of Kohlberg Kravis Roberts & Co., L.P., will beneficially own approximately 18% of the Common Stock of the Company (assuming no exercise of the Underwriters' over-allotment option). See "The Selling Stockholder."

     The last reported sale price of the Common Stock, which is listed under the symbol "FMY," on the New York Stock Exchange on September 3, 1996 was $29 5/8 per share. See "Price Range of Common Stock."

                            -------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------

                                                       INITIAL PUBLIC      UNDERWRITING       PROCEEDS TO SELLING
                                                       OFFERING PRICE       DISCOUNT(1)          STOCKHOLDER(2)
                                                       --------------       -----------          --------------
Per Share............................................        $                   $                    $
Total(3).............................................     $                   $                    $

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Expenses of the offering, estimated at $270,000, will be paid by the Company.
(3) The Selling Stockholder has granted the Underwriters an option for 30 days to purchase up to an additional 400,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If the option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the Selling Stockholder will be $______, $______ and $______, respectively. See "Underwriting."

                            -------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about _____________, 1996 against payment therefor in immediately available funds.

Goldman, Sachs & Co.
                    Lehman Brothers
                                   Salomon Brothers Inc
                                                        William Blair & Company
                            -------------------

             The date of this Prospectus is ____________, 1996

                                 [ART WORK]

                            [FRONT INSIDE COVER]




[Photograph of front of Fred
Meyer store]








[Floor plan of standard store
highlighting locations of Apparel
and Home Electronics Group,
Food Group, Jewelry Group and
Home Group]






[Photograph of "FM Elements"                    [Photograph of Service Fish
Section]                                        Market]

         IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           AVAILABLE INFORMATION

         Fred Meyer, Inc. ("Fred Meyer" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copies may be obtained at the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, as well as the following regional offices: 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding reporting companies under the Exchange Act, including the Company, at http://www.sec.gov. The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered pursuant to this Prospectus. For further information, reference is made to the Registration Statement and the exhibits thereto, which are available for inspection at no fee at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549. Copies of the foregoing material can also be obtained at prescribed rates from the Public Reference Section of the Commission. The Common Stock is listed on the New York Stock Exchange, and such reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the year ended February 3, 1996; (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended May 25, 1996 and August 17, 1996; (c) the Company's definitive proxy statement dated May 3, 1996; and (d) the description of the Company's Common Stock contained in the Company's registration under
Section 12 of the Exchange Act, dated September 25, 1986, including any amendment or report updating such description. In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering (the "Offering") shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of any such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to Fred Meyer, Inc., 3800 SE 22nd Avenue, Portland, Oregon 97202, Attention: Roger
A. Cooke, Senior Vice President, General Counsel and Secretary (Telephone Number (503) 232-8844).

         This Prospectus constitutes a part of the Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The information relating to the Company contained in this Prospectus should be read together with the information contained in the Incorporated Documents.

                                THE COMPANY

         Fred Meyer is a leading regional retailer of a wide range of food, apparel, fine jewelry and products for the home. At August 17, 1996, the Company operated 108 multidepartment stores in Oregon, Washington, Utah, Alaska, Idaho and Montana under the name "Fred Meyer" and 105 specialty stores in 16 states. The Company's multidepartment stores are unique in the Pacific Northwest in combining food with a wide range of nonfood merchandise under one roof. These stores average approximately 144,000 square feet of retail space, contain up to seven departments, which include food, home, apparel, home electronics, fine jewelry, health and beauty aids and pharmacy, and emphasize one-stop-shopping for necessities and items of everyday use. The multidepartment stores accounted for approximately 98.7% and 97.2% of the Company's total sales and operating income, respectively, for the 1995 fiscal year ended February 3, 1996. For the 1995 fiscal year, food and nonfood sales were 41.0% and 59.0% of total sales, respectively. Substantially all of the Company's specialty stores are mall jewelry stores operating under the names "Fred Meyer Jewelers" or "Merksamer Jewelers."

         The Company's principal business strategy is to operate one-stop-shopping stores that provide convenient shopping for a broad selection of products in one location. Stores are organized into distinct departments that specialize in the sale of particular products. Multidepartment stores that include food are the Company's primary focus. The Company believes that its food departments increase the shopping frequency of area residents, build customer loyalty and enable its nonfood departments to generate higher levels of sales through increased customer traffic. The Company promotes cross-shopping by providing convenient access between departments, by making each department a strong competitor in the market for its products and by facilitating easy customer checkout through a common checkout cash register system that allows customers to purchase merchandise from any department at any checkout location. The strength of the individual departments, with their breadth and depth of product selection, national and private label brands and emphasis on products of everyday use, distinguishes the Company's stores from other retailers and enables the Company to compete with supermarkets, drug stores, discount stores, mass merchandisers, department stores and specialty stores, including category-dominant retailers.

         During the second half of fiscal 1994, the Company experienced significant labor disputes and related work stoppages in Portland, Oregon and Vancouver, Washington. These work stoppages had a material adverse effect on the Company's results of operations during the third and fourth quarters of fiscal 1994, and the Company believes that the strikes had a continuing adverse effect during most of fiscal 1995. In recent years, the Company has also experienced substantial increased competition from large national category-dominant retailers and national and regional discount retailers.

         In response to the labor disputes and increased competition, the Company implemented operating initiatives to reestablish its positive community image, regain customer loyalty in affected markets, achieve operating efficiencies and improve profitability. The Company also began to reposition some of its departments to improve its competitive position with respect to discount retailers and category-dominant competitors (particularly in the home improvement and home electronics categories). These repositioning efforts included (1) reducing the space allocated to building materials in those stores affected by category-dominant home improvement centers and utilizing this space for other product categories (such as expanded garden centers); (2) eliminating most computer hardware in a majority of its stores and increasing the selection of certain products, such as computer software, compact discs, video games and cellular telephones, in an effort to focus on higher margin items in home electronics; (3) refining its apparel selection to emphasize basics and casual sportswear; (4) adding additional private label products to its apparel selection and personal care products; (5) adding new product categories (such as pet centers) to certain of its stores; and (6) increasing the amount of space leased to complementary third-party tenants (such as banks, optical centers, gourmet coffee bars, restaurants and video rental stores) that attract high customer traffic. At the same time, the Company remained committed to its growth strategy of opening new multidepartment stores, remodeling existing stores and opening smaller multidepartment stores and stores that emphasize food within its existing market areas. The Company believes that its results for the first half of fiscal 1996 reflect these efforts. For the first half of fiscal 1996, total store sales increased 10.8% and comparable store sales increased 4.1% over the first half of fiscal 1995.

         The Company opened five new multidepartment stores in 1994 and six in each of 1995 and the first half of 1996, and currently plans to open one additional store in 1996 and five in each of 1997 and 1998. The Company remodeled seven multidepartment stores in 1994, eight in 1995, two in the first half of 1996, and currently plans to remodel two in the second half of 1996 and five in each of 1997 and 1998. The Company's major remodeling programs during the last three years included (1) adding food departments to stores that previously sold only nonfood merchandise; (2) removing walls between departments to facilitate cross-shopping and common checkout for its customers; and (3) adding food service departments, such as deli and bakery, to its stores. As these major remodeling programs near completion, store remodeling costs are expected to decrease over the next several years.

         During the last three years, the Company made capital expenditures of approximately $166,000,000 to (1) modernize its management information systems ("MIS") to better support its business and (2) expand and improve its distribution operations by updating its existing distribution center and constructing two new distribution facilities. All major aspects of the currently planned MIS improvement program are presently scheduled to be completed in fiscal 1997. The Company believes that its existing distribution centers enable it to meet its expected nonfood and food distribution center needs until at least the year 2000. Capital expenditures (before land sales and excluding real estate financed on leases), which amounted to approximately $236,000,000 in fiscal 1995, are therefore expected to decline to approximately $160,000,000 in 1996 and increase moderately over the next two years. Following completion of the repurchase of shares from the Selling Stockholder, the Company presently intends to use all available cash flow to reinvest in the business of the Company and to reduce debt.

         The Company was incorporated in Delaware in 1981, as a successor to the business of a company which opened its first store in downtown Portland in 1922 and was incorporated in Oregon in 1923. The Company's principal executive offices are located at 3800 SE 22nd Avenue, Portland, Oregon 97202, and its telephone number is (503) 232-8844. References in this Prospectus to the Company mean Fred Meyer, Inc., including its subsidiaries, unless the context requires otherwise.

The Selling Stockholder and the Repurchase

         Prior to the Offering, approximately 37.8% of the Company's Common Stock was beneficially owned by FMI Associates Limited Partnership ("FMI Associates" or the "Selling Stockholder"), an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"). Concurrently with the consummation of the Offering, the Company will repurchase (the "Repurchase") a number of outstanding shares of Common Stock from the Selling Stockholder determined by dividing $70,000,000 (the "Repurchase Price") by an amount equal to the initial public offering price in the Offering less the underwriting discount (the "Net Offering Price"). The Company plans to finance the Repurchase Price with borrowings under its credit agreement and the issuance of commercial paper. The Company's recently consummated sale and leaseback transaction, the proceeds of which were used to repay debt, increased available borrowing capacity under the credit agreement. Following completion of the Offering and the Repurchase, it is expected that the Selling Stockholder will beneficially own approximately 18% of the Common Stock (assuming no exercise of the Underwriters' over-allotment option). The FMI Associates limited partnership agreement is, by its terms, to dissolve on December 31, 1996 unless amended by all of the limited partners to extend the term beyond such date. See "The Selling Stockholder."

                        PRICE RANGE OF COMMON STOCK

         The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "FMY." The following table sets forth the high and low sales prices for the Company's Common Stock for the calendar periods indicated on the NYSE. For a recent stock price, see the cover page of this Prospectus.

                                                                 High               Low
1994
        First Quarter........................................   $42 1/2            $35 5/8
        Second Quarter.......................................    38 3/4             35
        Third Quarter........................................    37 3/8             31 1/4
        Fourth Quarter.......................................    35 3/4             29 1/4
1995
        First Quarter........................................   $33 3/8            $23 1/2
        Second Quarter.......................................    29                 23 1/2
        Third Quarter........................................    26 7/8             18 5/8
        Fourth Quarter.......................................    23 5/8             17 3/8
1996
        First Quarter........................................   $29 7/8            $22 1/4
        Second Quarter.......................................    32                 26 1/8
        Third Quarter (through September 3, 1996)............    30 3/8             28 3/4


                              DIVIDEND POLICY

         The Company has not paid dividends since its incorporation in 1981, and, subject to completion of the Repurchase, it is the current policy of the Board of Directors that all available cash flow be used for reinvestment in the business of the Company and for the reduction of debt. It is the intention of the Board of Directors to review this policy periodically in light of the Company's financial condition, capital requirements and expansion opportunities. The Company may also determine to use available cash to repurchase shares of its stock in addition to the Repurchase. However, the Company's credit agreement and other debt agreements prohibit the payment of dividends or the repurchase of Company stock in an amount in excess of 40% of its consolidated net income for the prior fiscal year, except that the Company may, during the two-year period ending June 14, 1997, repurchase up to $70,000,000 of its stock. Accordingly, after the Repurchase the Company will be unable to effect any additional repurchases of its stock until after June 14, 1997 unless this restriction is amended or waived. See "Capitalization" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                               CAPITALIZATION

         The following table sets forth the capitalization of the Company as of August 17, 1996 and on a pro forma basis to reflect the acquisition of shares from the Selling Stockholder in the Repurchase and certain other transactions. The information presented below is unaudited and should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are incorporated by reference herein, and "Selected Pro Forma Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "The Selling Stockholder" included elsewhere in this Prospectus.

                                                                                       As of August 17, 1996
                                                                                       ---------------------
                                                                                   Actual             Pro forma(1)
                                                                               ---------------      ----------------
                                                                                          (in thousands)
Short-term debt:
         Current portion of long-term debt and lease
                  obligations..................................................$         1,468      $          1,468
                                                                               ===============      ================

Long-term obligations:
         Commercial paper and money market lines(2)(3).........................        363,494               325,494
         Mortgage and other debt obligations...................................        272,975               272,975
         Capital lease, lease obligations related to
                  restructuring charge and other long-term
                    obligations................................................         20,469                20,469
                                                                               ---------------      ----------------

            Total..............................................................        656,938               618,938
                                                                               ---------------      ----------------

Deferred lease transactions....................................................         39,392                52,571
                                                                               ---------------      ----------------

Stockholders' equity(4)........................................................        596,173               525,903
                                                                               ---------------      ----------------

            Total capitalization...............................................$     1,292,503      $      1,197,412
                                                                               ===============      ================
- --------------

(1) Adjusted to give pro forma effect to the following transactions (as if all such transactions had occurred as of August 17, 1996): (a) the consummation of a sale and leaseback transaction (the "September 1996 Sale and Leaseback") in September 1996 in which the Company sold 10 of its stores and received net proceeds therefrom of approximately $108,000,000, which proceeds were applied to repay debt; and (b) the repurchase of $70,000,000 of Common Stock from the Selling Stockholder (estimated to be approximately 2,400,000 shares of Common Stock at current market prices).

(2) The Company's commercial paper and money market lines are supported by bank borrowings on a long-term basis pursuant to its credit agreement and are classified as long-term debt. At August 17, 1996, the Company had a total of $136,506,000 available for borrowing under its committed credit facilities ($174,506,000 on a pro forma basis after giving effect to the September 1996 Sale and Leaseback and the Repurchase). See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                     8

(3) The Company realized net proceeds of approximately $108,000,000 from the September 1996 Sale and Leaseback, which was structured as an operating lease for financial reporting purposes. The Company has previously engaged in similar transactions to finance store development and provide funds for general corporate purposes. See Note 8 to the Company's consolidated financial statements incorporated herein by reference.

(4) At August 17, 1996, 100,000,000 shares of Common Stock, $.01 par value, were authorized, of which 26,730,071 shares were outstanding (estimated to be 24,330,071 shares after giving effect to the Repurchase of an estimated 2,400,000 shares). The actual number of shares to be repurchased will be determined by dividing $70,000,000 by an amount equal to the initial public offering price in the Offering less the underwriting discount. Shares outstanding do not include 4,476,258 shares subject to outstanding stock options. Of the total options, 2,909,817 shares (of which 1,115,361 shares are presently exercisable) are subject to employee and other stock options at a weighted average exercise price of $23.711 per share and 1,566,441 shares are subject to a presently exercisable option held by the Selling Stockholder at an exercise price of approximately $3.24 per share (the "Selling Stockholder's Option"). See "The Selling Stockholder."

                          SELECTED FINANCIAL DATA

            The following selected consolidated financial data of the Company for each of the five fiscal years in the period ended February 3, 1996 have been derived from the Company's consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent auditors. The selected financial data for the 28 weeks ended August 12, 1995 and August 17, 1996 have been derived from the unaudited financial statements of the Company and include all adjustments necessary for a fair presentation of the results of such periods. The results for interim periods are not indicative of results for the entire fiscal year due to the seasonality of the Company's business. For fiscal years 1991 through 1995, the amounts shown reflect the reclassification of employee discounts to make the reporting consistent with the reporting for the 1995 and 1996 interim periods presented. The data should be read in conjunction with the Company's consolidated financial statements, related notes and other financial information incorporated by reference herein. See "Available Information."


                                                                                 Fiscal Year Ended
                                          ------------------------------------------------------------------------------------------
                                            February 1,     January 30,          January 29,         January 28,         February 3,
                                               1992            1993                 1994                 1995                1996
                                          ---------------   -------------      ---------------    ----------------  ----------------
                                                                                                                         (53 weeks)
                                                                                      (in thousands, except per share data)
Income Statement Data
Net sales (1)............................ $   2,700,550     $   2,849,521      $   2,973,825      $  3,122,635      $  3,422,717
Cost of goods sold.......................     1,892,821         1,996,700          2,088,568(6)      2,261,315         2,449,204
                                          -------------     -------------      -------------      ------------      ------------
Gross margin.............................       807,729           852,821            885,257           861,320           973,513
Operating and administrative
   expenses(1)...........................       724,446(4)        738,581            747,151           807,924           885,086
Restructuring charge reversal;
   writedown of California assets                (8,289)(5)            --                 --            15,978(9)             --
                                          -------------     -------------      -------------      ------------      ------------
Income from operations...................        91,572           114,240            138,106            37,418(9)         88,427
Interest expense, net of interest
   income(2).............................        20,577            18,070             17,604            25,857            39,578
Provision for income taxes...............        25,768            35,583             49,598(7)          4,393(9)         18,563
                                          -------------     -------------      -------------      ------------      ------------
Net income before cumulative
   effect of accounting change...........        45,227            60,587             70,904             7,168            30,286
                                          -------------     -------------      -------------      ------------      ------------
   Cumulative effect of
   accounting change.....................            --                --             (2,588)(8)            --                --
                                          -------------     -------------      -------------      ------------      ------------
Net income............................... $      45,227     $      60,587      $      68,316      $      7,168(9)   $     30,286
Earnings per common share:
   Net income before effect of
      accounting change.................. $        1.80     $        2.21      $        2.50      $        .25(9)   $       1.07
   Cumulative effect of accounting
      change.............................            --                --               (.09)(8)            --                --
                                          -------------     -------------      -------------      ------------      ------------
   Net income............................ $        1.80     $        2.21      $        2.41      $        .25(9)   $       1.07
                                          =============     =============      =============      ============      ============
Weighted average number of
   common shares outstanding(3)..........        25,182            27,446             28,375            28,625            28,333


(continued)
                                                      28 Weeks Ended
                                          -------------------------------------
                                              August 12,          August 17,
                                                 1995                1996
                                          ------------------   ----------------


Income Statement Data
Net sales (1)............................ $     1,710,053      $   1,893,942
Cost of goods sold.......................       1,224,558          1,336,484
                                          ---------------      -------------
Gross margin.............................         485,495            557,458
Operating and administrative
   expenses(1)...........................         444,137            495,471
Restructuring charge reversal;
   writedown of California assets                      --                 --
                                          ---------------      -------------
Income from operations...................          41,358             61,987
Interest expense, net of interest
   income(2).............................          19,171             22,282
Provision for income taxes...............           8,431             15,088
                                          ---------------      -------------
Net income before cumulative
   effect of accounting change...........          13,756             24,617
                                          ---------------      -------------
   Cumulative effect of
   accounting change.....................              --                 --
                                          ---------------      -------------
Net income............................... $        13,756      $      24,617
Earnings per common share:
   Net income before effect of
      accounting change.................. $           .48      $         .86

   Cumulative effect of accounting
      change.............................              --                 --
                                          ---------------      -------------
   Net income............................ $           .48      $         .86
                                          ===============      =============
Weighted average number of
   common shares outstanding(3)..........          28,424             28,609

                                                                                                      August 17, 1996
                                                January 29,     January 28,     February 3,     -----------------------------
                                                      1994            1995            1996         Actual      Pro Forma (10)
                                                -----------     -----------     -----------     -----------    --------------
                                                                              (in thousands)
Balance Sheet Data (at end of period):
Working capital ...........................     $   192,737     $   249,514     $   283,082     $   239,589     $   239,589
Inventories ...............................         477,468         514,473         520,555         560,790         560,790
Total assets ..............................       1,326,076       1,562,672       1,671,592       1,777,327       1,682,506
Long-term obligations .....................         341,353         564,058         677,542         656,938         618,938
Deferred lease transactions ...............          48,254          45,655          42,271          39,392          52,571
Stockholders' equity ......................         527,686         538,620         571,234         596,173         525,903

- ---------------

(1) Commencing in fiscal 1996, the Company changed its method of accounting for employee discounts to a reduction of sales. Previously, such discounts were accounted for as operating and administrative expense. Sales and operating and administrative expenses for the years 1991 through 1995 have been reduced in the amounts of $2,171, $4,441, $5,257, $5,797 and $5,947, respectively, to reflect the present method of accounting for such discounts.

(2)  Interest income was $517, $544, $707, $885, $1,060, $567 and $576, respectively.

(3) Based upon shares outstanding during each period and the application of the treasury stock method of computing the effect of outstanding stock options. See "The Selling Stockholder."

(4) In 1991, the Company took a charge against expenses for previously capitalized software development costs of $8,748.

(5) In 1991, the Company reversed $8,289, a portion of a charge taken in 1989, based on a decision not to close as many stores as previously provided for.

(6)  Includes a nonrecurring LIFO credit of $6,178.

(7) Includes $3,588 from the resolution of an IRS audit, ($2,286) related to the LIFO credit and a 38% tax rate.

(8) Effect of adopting Statement of Financial Accounting Standards No. 109 relating to income taxes.

(9) In 1994, the Company recorded a pretax charge of $15,978 to write down to their estimated net realizable value one multidepartment store and three land parcels in California. Excluding this writedown, income from operations, provisions for income taxes, net income and earnings per common share would be $53,396, $10,465, $17,074 and $0.60, respectively.

(10) Adjusted to give pro forma effect to the following transactions (as if all such transactions had occurred as of August 17, 1996): (a) the consummation of the September 1996 Sale and Leaseback in which the Company sold 10 of its stores and received net proceeds therefrom of approximately $108,000,000, which proceeds were applied to repay debt; and (b) the Repurchase of $70,000,000 of Common Stock from the Selling Stockholder (estimated to be approximately 2,400,000 shares of Common Stock at current market prices). See "Capitalization" and "Selected Pro Forma Financial Data."

                     SELECTED PRO FORMA FINANCIAL DATA


            The following unaudited pro forma income statement data for the year ended February 3, 1996 and the 28-week periods ended August 12, 1995 and August 17, 1996 have been prepared by the Company's management, are presented for informational purposes only and may not be indicative of the results of operations of the Company in the future. Amounts reflect pro forma adjustments to historical operating results to reflect the following transactions as if they had occurred on January 29, 1995: (a) the consummation of the September 1996 Sale and Leaseback in which the Company sold 10 of its stores and received net proceeds therefrom of approximately $108,000,000, which proceeds were applied to repay debt; and (b) the Repurchase of $70,000,000 of Common Stock from the Selling Stockholder (approximately 2,400,000 shares of Common Stock at current market prices). The following pro forma income statement data should be read in conjunction with the Company's consolidated financial statements and notes thereto which are incorporated by reference herein, "Capitalization," "Selected Financial Data" and "Management's Discussion and Analysis of Results of Operations and Financial Condition," which are included elsewhere in this Prospectus.

                                                                                                   28 Weeks Ended
                                                                    Year Ended          ------------------------------------
                                                                 February 3, 1996       August 12, 1995      August 17, 1996
                                                                 ----------------       ---------------      ---------------
                                                                                 (in thousands, except per share data)
Pro Forma Income Statement Data:
Net Sales...............................................           $3,422,717                 $1,710,053          $1,893,942
Cost of goods sold......................................            2,449,204                  1,224,558           1,336,484
                                                                   ----------                 ----------          ----------
Gross margin............................................              973,513                    485,495             557,458
Operating and administrative
   expenses (1).........................................              890,205                    446,807             498,141
                                                                  -----------                -----------          ----------

Income from operations..................................               83,308                     38,688              59,317
Interest expense, net of interest
   income(1)(2).........................................               37,193                     17,889              21,134
Provision for income taxes(3)...........................               17,524                      7,904              14,510
                                                                 ------------                -----------          ----------
Net income..............................................         $     28,591                $    12,895          $   23,673
                                                                 ============                ===========          ==========
Earnings per common share:                                       $       1.10                $       .50          $      .90
                                                                 ============                ===========          ==========
Weighted average number of
   common shares outstanding (2)........................               25,933                     26,024              26,209

- -------------------------------

(1) The adjustment to reflect the September 1996 Sale and Leaseback increases operating and administrative expenses by $5,119,000, $2,670,000 and $2,670,000 and decreases interest expense by $6,789,000, $3,650,000 and $3,268,000 for the fiscal year ended
     February 3, 1996 and the 28- week periods ended August 12, 1995 and August 17, 1996, respectively.

(2) The adjustment to reflect the Repurchase of $70,000,000 of Common Stock from the Selling Stockholder increases interest expense by $4,404,000, $2,368,000 and $2,120,000 and decreases weighted average number of Common Shares outstanding by an estimated 2,400,000, 2,400,000 and 2,400,000 for the fiscal year ended February 3, 1996 and the 28-week periods ended August 12, 1995 and August 17, 1996, respectively.

(3) The effective tax rate for all periods was not affected by the above adjustments and remained at 38%.

                  OTHER FINANCIAL AND STATISTICAL DATA(1)

                                                                               Fiscal Year Ended
                                         -----------------------------------------------------------------------------------------
                                           February 1,       January 30,        January 29,       January 28,        February 3,
                                                1992             1993               1994              1995                1996
                                         -------------     --------------     --------------    ---------------    ---------------
                                                                                                                       (53 weeks)
                                                  (square feet and dollars in thousands, except for sales per square foot)
Percent of net sales:
 Nonfood sales...........................         63.7%              63.3%              62.5%            61.7%            59.0%
 Food sales..............................         36.3%              36.7%              37.5%            38.3%            41.0%
Sales per square foot of selling
  space (weighted average)...............         $283               $304               $312             $304             $316(2)
Total stores sales growth................          9.2%               5.6%               4.4%             5.0%             7.7%(2)
Comparable stores sales
  growth:(3)(4)
 Total Company...........................          4.0%               3.0%               2.4%            (2.0)%            2.1%(5)
 Food....................................          4.5%               2.8%               3.4%            (3.0)%            6.6%(5)
 Nonfood.................................          3.8%               3.2%               1.9%            (1.4)%           (0.9)%(5)
Number of stores:
 Multidepartment stores:
    At beginning of period...............           94                 94                 94               97              100
    Opened...............................            3                  2                  5                5                6
    Closed...............................            3                  2                  2                2                4
                                         -------------     --------------     --------------    -------------    -------------
    At end of period.....................           94                 94                 97              100              102
                                         =============     ==============     ==============    =============    =============
 At end of period:
    Multidepartment stores:
     With food...........................           68                 70                 77               86               94
     Without food........................           26                 24                 20               14                8
    Specialty stores.....................           28                 29                 30               31               34
                                         -------------     --------------     --------------    -------------    -------------
    Total stores.........................          122                123                127              131              136
                                         =============     ==============     ==============    =============    =============
    Number of stores remodeled...........            3                  5                  7                7                8
 Total retail square feet:
    At beginning of period...............       12,213             12,679             12,646           13,423           14,194
    Added by new stores opened...........          584                295                811              795              948
    Added by remodeling of
      existing stores....................           63                 39                 80              174               96
    Less closed stores...................          181                367(6)             114              198              381
                                         -------------     --------------     --------------    -------------    -------------
    At end of period.....................       12,679             12,646             13,423           14,194           14,857
                                         =============     ==============     ==============    =============    =============
Total selling square feet at
  end of period..........................        9,657              9,471             9,999            10,490           10,817
Depreciation and amortization............$      48,139     $       66,958     $      70,547    $       89,474    $     107,077
Capital expenditures.....................$     105,881     $      144,628     $     253,920    $      273,357    $     236,052


Footnotes appear on following page


(continued)
                                                        28 Weeks Ended
                                           --------------------------------------
                                            August 12,            August 17,
                                                1995                  1996
                                           ---------------   --------------------

Percent of net sales:
 Nonfood sales.............................           58.1%             57.3%
 Food sales................................           41.9%             42.7%
Sales per square foot of selling
  space (weighted average).................           $162              $171

Total stores sales growth..................            2.6%             10.8%
Comparable stores sales
  growth:(3)(4)
 Total Company.............................          (3.3)%              4.1%
 Food......................................          (0.5)%              5.9%
 Nonfood...................................          (5.2)%              2.9%
Number of stores:
 Multidepartment stores:
    At beginning of period.................            100               102
    Opened.................................              1                 6
    Closed.................................             --                --
                                           ---------------   ---------------
    At end of period.......................            101               108
                                           ===============   ===============
 At end of period:
    Multidepartment stores:
     With food.............................             87               100
     Without food..........................             14                 8
    Specialty stores.......................             33               105(7)
                                           ---------------   ---------------
    Total stores...........................            134               213
                                           ===============   ===============
    Number of stores remodeled.............              5                 2
 Total retail square feet:
    At beginning of period.................         14,194            14,857
    Added by new stores opened.............            152               846(7)
    Added by remodeling of
      existing stores......................             88                47
    Less closed stores.....................             --                --
                                           ---------------   ---------------
    At end of period.......................         14,434            15,750
                                           ===============   ===============
Total selling square feet at
  end of period............................         10,632            11,544
Depreciation and amortization..............$        55,607   $        62,560
Capital expenditures.......................$       136,617   $        93,910


Footnotes appear on following page

Footnotes to table from previous page

- ---------------

(1) Amounts are for all stores unless otherwise indicated. The statistical data in the table (other than the number of specialty stores) would not change significantly if data relating to specialty stores were eliminated.

(2) Excludes 53rd week in the fiscal year ended February 3, 1996.

(3) Includes only sales of stores operating throughout each of the periods compared.

(4) If sales of the 27 multidepartment stores in the Portland, Oregon and Vancouver, Washington metropolitan area directly affected by the labor strikes during 1994 were excluded, comparable store sales growth during the periods when the strike occurred would have been:


                             January 28, 1995               February 3, 1996
                             ----------------               ----------------
Total Company                      1.5%                          (.6%)
Food                               1.7%                           3.1%
Nonfood                            1.3%                          (3.0%)

(5) The calculation for comparable store sales for the year ended February 3, 1996, a 53-week year, is computed by adding a 53rd week to 1994's sales base.

(6) Includes approximately 73,000 feet of space for 30 restaurants converted to tenant space.

(7) Includes 71 mall jewelry stores acquired by the Company during the 28 weeks ended August 17, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         The following table sets forth the percentage relationship to net sales of certain Income Statement Data of the Company:


                                                           Fiscal Year Ended                          28 Weeks Ended
                                            -----------------------------------------------       -------------------------
                                            January 29,       January 28,       February 3,       August 12,      August 17,
                                               1994              1995              1996              1995            1996
                                               ----              ----              ----              ----            ----
                                                                                (53 weeks)
Net sales...............................      100.0%            100.0%            100.0%            100.0%          100.0%
Cost of goods sold......................       70.2              72.4              71.5              71.6            70.6
                                              -----             -----             -----             -----           -----
Gross margin............................       29.8              27.6              28.5              28.4            29.4
Operating and administrative expenses
  Recurring expenses....................       25.1              25.9              25.9              26.0            26.1
  Restructuring charge reversal.........        --                0.5               --                --              --
                                             ------            ------            ------             -----           -----
Income from operations..................        4.7               1.2               2.6               2.4             3.3
Interest expense (net)..................        0.6               0.8               1.2               1.1             1.2
Provision for income taxes..............        1.7               0.2               0.5               0.5             0.8
                                             ------            ------            ------             -----           -----
Net income before effect of
  accounting change.....................        2.4%              0.2%              0.9%              0.8%            1.3%
                                             ======            ======            ======             =====           =====


         The following discussion summarizes the Company's operating results for the 28 weeks ended August 17, 1996 compared to the 28 weeks ended August 12, 1995; for the fiscal year ended February 3, 1996, a 53-week year ("1995"), compared to the fiscal year ended January 28, 1995 ("1994"); and for 1994 compared to the fiscal year ended January 29, 1994 ("1993"). Also included are discussions of the Company's liquidity and capital resources, effects of LIFO, inflation and seasonality, recent accounting changes and forward-looking statements. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements, which are incorporated by reference herein.

Results of Operations--28 weeks ended August 17, 1996 Compared to 28 weeks ended August 12, 1995

         Net sales for the first 28 weeks of 1996 increased $183,889,000 or 10.8% over the corresponding period in 1995. This increase reflects openings of six new stores, strong food sales and the acquisition of 71 mall jewelry stores. Comparable store sales increased 4.1% for this 28-week period due in part to particularly strong comparable sales in the Portland area markets. Food comparable store sales increased 5.9%, and nonfood comparable store sales increased 2.9%. The Company's food operations accounted for 42.7% of the overall sales for the first 28 weeks of 1996 compared with 41.9% in the first 28 weeks of 1995.

         Gross margin as a percent of net sales was 29.4% for the first 28 weeks of 1996, compared with 28.4% for the first 28 weeks of 1995. Gross margins increased due primarily to lower markdowns, improved food margins, lower distribution center and delivery costs as a percent of net sales and the impact on margins of two multistore jewelry acquisitions.

         Operating and administrative expenses as a percent of net sales were 26.2% for the first 28 weeks of 1996, compared with 26.0% for the first 28 weeks of 1995. Expenses as a percent of net sales increased in 1996's first 28 weeks due to opening costs associated with six new stores in the first 28 weeks of 1996 compared with one in 1995, the impact on expenses of two multistore jewelry acquisitions and higher maintenance costs. Preopening expenses for new stores are expensed in the quarter during which the stores are opened.

         Net interest expense in the first 28 weeks of 1996 was $22,282,000, an increase of 16.2% from the $19,171,000 reported for 1995.
The increase primarily reflects higher interest rates and higher borrowings related to new store construction and remodels and last year's completion of distribution center projects.

         The effective tax rate for the first 28 weeks of 1996 and 1995 was 38.0%.

         Net income increased 79.0% to $24,617,000 in the first 28 weeks of 1996 from $13,756,000 in the first 28 weeks of 1995.

         Earnings per share were $.86 for the first 28 weeks of 1996 based on 28,609,000 shares outstanding, compared with $.48 for the prior year's period based on 28,424,000 shares outstanding.

         In the first 28 weeks of 1996, the Company acquired 22 mall jewelry stores, located primarily in California, which operated under various names and are now operating under the names "Fred Meyer Jewelers" or "Merksamer Jewelers," as well as 49 mall Merksamer Jewelers stores operating in 11 states, which will continue to operate under that name.

Results of Operations--1995 Compared to 1994

         Net sales for 1995 (53 weeks) increased $300,082,000 or 9.6% over 1994 (52 weeks). This increase reflects openings of six full-size multidepartment stores, three mall jewelry stores and the addition of food to three previously nonfood stores, offset in part by the closure of four multidepartment stores. Comparable store sales increased 2.1% for 1995. Comparable food sales increased 6.6%, and comparable nonfood sales decreased 0.9%. These sales comparisons were aided by the negative impact of labor strikes on 1994 sales. Excluding store sales during the three-month period in 1994 affected by the strikes, total comparable store sales decreased 0.6% in 1995, with comparable food sales increasing 3.1% and comparable nonfood sales decreasing 3.0%. Comparable sales are measured on a 53 week corresponding period for both years. Food sales as a percent of net sales were 41.0% and 38.3%, respectively, for 1995 and 1994. The increase in food sales as a percent of net sales was primarily due to an increase in the number of the Company's stores that sell food.

         Gross margin as a percent of net sales was 28.5% in 1995 compared with 27.6% in 1994. Gross margins increased as a percent of sales in 1995 primarily due to the comparison to the reduced 1994 margins, which were affected by factors associated with the labor strikes and increased promotional activities. Gross margins for 1995, however, were negatively affected by slow nonfood sales, a high level of nonfood promotions and a greater portion of sales being in food where margins are typically lower, partially offset by a lower LIFO charge and the impact of increased utilization of new flow-through distribution facilities.

         Operating and administrative expenses increased 9.6% to $885,086,000 in 1995 from $807,924,000 in 1994, and as a percent of net sales were 25.9% for both years. This comparison does not reflect the Company's 1994 writedown of California assets of $15,978,000, covering one multidepartment store and three land parcels.

         Net interest expense was $39,578,000 for 1995 and $25,857,000 for 1994, an increase of 53.1%. This increase primarily reflects interest on debt associated with increased capital spending and, to a lesser extent, interest on debt incurred as a result of 1994's labor disputes.

         The effective tax rate was 38.0% for both 1995 and 1994.

         Net income was $30,286,000 for 1995 and $7,168,000 for 1994. This
increase is primarily the result of the above-mentioned factors. Excluding the writedown of California assets, 1994 net income was $17,074,000.

         Earnings per share were $1.07 for 1995 based on 28,333,000 shares outstanding, compared with $.25 for 1994 based on 28,625,000 shares outstanding (or $.60 after excluding the effect of the writedown of California assets in 1994).

Results of Operations--1994 Compared to 1993

         Net sales for 1994 increased $148,810,000 or 5.0% over 1993. This increase reflects openings of five full-size multidepartment stores, three mall jewelry stores, and the addition of food to four previously nonfood stores, offset by the closure of two multidepartment stores and two specialty stores. Comparable store sales decreased 2.0% for 1994, with food comparable stores sales down 3.0% and nonfood comparable store sales decreasing 1.4%. This decrease reflects the effect of an 88-day food industry strike in the greater Portland, Oregon and Vancouver, Washington areas, in which the Company's stores were the only stores picketed, plus strikes at the Company's Portland area distribution center, trucking operations, dairy and corporate office. These labor disputes were all settled early in the fourth quarter of 1994. Excluding the stores affected by the strikes, total comparable store sales increased 1.5%, with food comparable store sales up 1.7% and nonfood comparable store sales up 1.3%. Food sales as a percent of net sales were 38.3% and 37.5%, respectively, for 1994 and 1993. The increase in food sales as a percent of net sales was primarily due to an increase in the number of the Company's stores that sell food.

         Gross margin as a percent of net sales was 27.6% in 1994, compared with 29.8% in 1993. This decrease is primarily due to the impact of the strikes and high markdowns that were taken during the promotional Christmas period. The Company's 1993 gross margin was favorably affected by a one-time LIFO credit of $6,178,000.

         Operating and administrative expenses increased 8.1% to $807,924,000 in 1994 from $747,151,000 in 1993 and as a percent of net sales were 25.9% in 1994 compared with 25.1% in 1993. Expenses as a percent of sales increased in the areas of labor and fixed costs due to lower sales volumes in the stores affected by the strikes.

         The Company recognized a $15,978,000 charge to its 1994 operating results, reflecting its decision to exit the California market except for its jewelry locations. The charge represents a writedown of assets to their estimated realizable value for one multidepartment store and three land parcels.

         Net interest expense was $25,857,000 for 1994 and $17,604,000 for 1993, an increase of 46.9%. This increase reflects higher interest rates and increased debt due to capital spending for accelerated growth and the strikes.

         The effective tax rate was 38.0% for 1994 and 41.2% for 1993. The effective tax rate for 1993 was 38.0% when excluding the impact of a tax settlement.

         Net income was $7,168,000 for 1994 and $68,316,000 for 1993. This
decrease is primarily the result of the above-mentioned strikes. Excluding the effect of the writedown of California assets, 1994 net income was $17,074,000.

         Earnings per share for 1994 were $0.25 based on 28,625,000 shares outstanding, compared with $2.41 for 1993 based on 28,375,000 shares outstanding. Earnings per share for 1994 would have been $.60 after excluding the effect of 1994's writedown of California assets.

Liquidity and Capital Resources

         The Company funded its working capital and capital expenditure needs in 1996 and 1995 primarily through internally generated cash flow and available lease facilities, supplemented by borrowings under committed and uncommitted bank lines of credit, the issuance of unrated commercial paper and the sale of fixed rate five- and seven-year term notes.

         Cash provided by operating activities was approximately $83,000,000 higher in 1995 than 1994. This improvement was mainly due to an increase in net income, a decrease in income taxes paid and an increase in depreciation. Cash provided by operating activities was $68,000,000 lower in 1994 than 1993 primarily as a result of lower net income due to the 1994 labor disputes.

         In September 1996 the Company consummated the September 1996 Sale and Leaseback, in which it sold 10 of its stores and generated approximately $108,000,000 in net proceeds. The proceeds were used to pay down its bank lines, which increased the available capacity under those lines. The leases are for an initial term of 21 years, subject to renewal at the option of the Company, and the average annual rent, including amortization of fees and deferred gain, will be approximately $7,700,000 annually. The Company has previously engaged in similar transactions to finance store development and provide funds for general corporate purposes.

         The Company entered into a new credit facility in 1995 with several domestic and foreign banks for a committed line of credit that provides for borrowings of up to $500,000,000. This agreement continues through June 30, 2000, at which time the agreement terminates and any outstanding amounts must be paid in full. As of August 17, 1996, in addition to this committed credit facility, the Company had $105,000,000 of uncommitted money market lines with several foreign banks and $145,000,000 of uncommitted money market lines with banks that are also in the committed credit facility. The bank lines and unrated commercial paper are used primarily for seasonal inventory requirements, new store construction and financing, existing store remodeling, acquisition of land and major projects such as MIS development. At August 17, 1996 the Company had unrated commercial paper outstanding in the amount of approximately $342,494,000, borrowings under money market lines with committed line banks of $21,000,000 and a total of approximately $136,506,000 available for borrowings that would be supported by its committed credit facilities, prior to giving effect to the Repurchase or the September 1996 Sale and Leaseback. See "Capitalization."

         Changes in cash flows from investing and financing activities are primarily the result of the timing of borrowing and capital expenditures. During 1995, capital expenditures totaled approximately $236,000,000, before land sales and excluding real estate financed on leases. The Company opened six new multidepartment stores and closed four multidepartment stores. Eight stores underwent major remodels, three of which included the addition of food departments to previously nonfood stores. The Company also completed construction of a new food distribution facility near Seattle, Washington. Other capital projects in 1995 included improvements to the Clackamas, Oregon distribution center, central bakery and dairy plants and further improvement of the Company's MIS. During 1995, the Company also began construction of five multidepartment stores scheduled to open in 1996, four of which have opened and one of which is scheduled to open in the third quarter of 1996. During the first half of 1996, the Company completed the acquisition of 71 mall jewelry stores in 11 states. Acquisition costs, not including remodeling, for these 71 stores totaled approximately $13,200,000. At least four major multidepartment store remodels are planned for completion in 1996 (two of which have been completed), in addition to the opening of two new marketplace stores that emphasize food. The Company believes that a combination of cash flow from operations, proceeds from sale and leasebacks and borrowings under its credit facilities will permit it to finance its capital expenditure requirements for 1996, budgeted at $160,000,000. During the first 28 weeks of 1996, the Company had capital expenditures of approximately $94,000,000 and opened six new stores, including the two marketplace stores acquired in 1996.

         In 1995, the Company entered into operating lease agreements covering existing leased stores and the construction of new stores, with costs aggregating $160,000,000. Lease payments are based on a spread over LIBOR on the utilized portion of the facility. As of August 17, 1996, $83,144,000 was utilized under the agreements. After the initial five-year noncancelable lease term, the leases may be extended by agreement of the parties or the Company may purchase the properties.

Effect of LIFO

         Each year the Company estimates the LIFO adjustment for the year based on estimates of three factors: (1) inflation rates (calculated by reference to the Department Stores Inventory Price Index published by the Bureau of Labor Statistics for soft goods and jewelry and to internally generated indices based on Company purchases during the year for all other departments), (2) expected inventory levels and (3) expected markup levels (after reflecting permanent markdowns and cash discounts). The Company reviewed these year-to-date indices at the end of the second quarter and adjusted its LIFO reserve on a year-to-date basis to reflect the Company's overall product mix, anticipated year-end inventory levels and the Company's expectations of the indices for the remainder of the year. At year-end the Company makes the final adjustment reflecting the difference between its prior quarterly estimates and actual LIFO amount for the year.

Effect of Inflation

         While management believes that some portion of the increase in sales is due to inflation, it is difficult to segregate and to measure the effects of inflation because of changes in the types of merchandise sold year-to-year and other pricing and competitive influences. By attempting to control costs and efficiently utilize resources, the Company strives to minimize the effects of inflation on its operations.

Effect of Seasonality

         The Company's operations are subject to significant seasonal fluctuations in the shopping patterns of its customers. As with most retailers of nonfood goods, the holiday shopping period (which occurs during the Company's fourth fiscal quarter) is of critical importance to the results of operations for the full year. Accordingly, results for interim periods are not indicative of results for the entire fiscal year.

Recent Accounting Changes

         The Financial Accounting Standards Board has issued Statement of Financial Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and No. 123, Accounting for Stock-based Compensation. Adoption of these standards will not have a significant effect on the Company's financial position or results of operations.

Forward-Looking Statements

         Information set forth in this Prospectus regarding the Company's plans for future operations, including store expansion and remodeling, capital spending and expense reduction efforts, constitutes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: business and economic conditions generally in the regions in which the Company's stores are located, including the rate of inflation; population and job growth in the Company's markets; competitive factors, such as increased penetration in the Company's markets of large national food and nonfood chains, large category-dominant and large national and regional discount retailers and competitive pricing pressures generally; results of the Company's programs to decrease costs as a percent of sales; relations with the union bargaining units representing the Company's employees; factors that might affect the Company's cost and availability of capital; and unusual weather conditions. Any forward-looking statements should be considered in light of these factors. For additional information regarding competition see "Business--Competition," and for additional information regarding labor relations see "Business--Employees."

                                  BUSINESS

         The Company is a leading regional retailer of a wide range of food, apparel, fine jewelry and products for the home. At August 17, 1996, the Company operated 108 multidepartment stores in Oregon, Washington, Utah, Alaska, Idaho and Montana under the name "Fred Meyer" and 105 specialty stores in 16 states. The Company's multidepartment stores are unique in the Pacific Northwest in combining food with a wide range of nonfood merchandise under one roof. These stores average approximately 144,000 square feet of retail space and emphasize one-stop-shopping for necessities and items of everyday use. These stores contain up to seven departments, which include food, home, apparel, home electronics, fine jewelry, health and beauty aids and pharmacy. The multidepartment stores accounted for approximately 98.7% and 97.2% of the Company's total sales and operating income, respectively, for the Company's 1995 fiscal year ended February 3, 1996. For the 1995 fiscal year, food and nonfood sales were 41.0% and 59.0% of total sales, respectively. One hundred of the Company's specialty stores are mall jewelry stores, operating under the names "Fred Meyer Jewelers" or "Merksamer Jewelers," 71 of which were acquired during the first half of the Company's current fiscal year.

         The following table indicates the location of the Company's 108 multidepartment stores that were open and operating at August 17, 1996.

[Map of Washington (including Seattle - 14 stores), Oregon (including Portland - 23 stores), Montana, Idaho (including Boise - 5 stores), Utah (including Sale Lake City - 7 stores) and Alaska (including Anchorage - 3 stores) depicting by "bullet" and "star" multidepartment stores and distribution centers, respectively]

[Table to right above map.]


                                 Multidepartment
           State                      Stores
Oregon                                              44
Washington                                          38
Utah                                                10
Idaho                                                8
Alaska                                               7
Montana                                              1
                                                  ----
         Total                                     108


Corporate Headquarters
         Portland, Oregon

Bakery & Dairy Plants
         Portland, Oregon

Operating Initiatives

         During the last three years the Company has made significant capital investments to (1) expand its operations by opening new multidepartment stores in its existing markets and remodeling existing stores; (2) improve its MIS and (3) expand and improve its distribution infrastructure. More recently, the Company also initiated a remerchandising program to reposition some of its departments to address increasing competition and changing customer preferences and developed smaller store formats for use in certain locations.

         Store Expansion and Remodeling. During the last three years the Company has aggressively increased store development in its existing markets and the level of remodeling of existing stores. The Company opened five new multidepartment stores in 1994, six in each of 1995 and the first half of 1996, and currently plans to open one additional store in 1996 and five in each of 1997 and 1998. The Company remodeled seven multidepartment stores in 1994, eight in 1995, two in the first half of 1996 and currently plans to remodel two in the second half of 1996 and five in each of 1997 and 1998. The Company's major remodeling programs during the last three years included (1) adding food departments to stores that previously sold only nonfood merchandise; (2) removing walls between departments to facilitate cross-shopping and common checkout for customers; and (3) adding food service departments, such as deli and bakery, to its stores. As a result of these efforts, total square footage for multidepartment stores increased from 12,486,000 square feet at the end of fiscal 1992 to 15,545,000 square feet as of August 17, 1996. As of August 17, 1996, 54% of the Company's multidepartment stores had been built or remodeled within the last five years. The portion of the remodeling program involving the addition of food departments to multidepartment stores has been substantially completed.

         Management Information Systems. The Company has undertaken a major modernization of its MIS to better support its business. Improvements affect virtually all aspects of the Company's operations, including merchandising, sales promotion and advertising, logistics, in-store systems, human resources and finance. The Company has spent approximately $81,000,000 during the last three years on these MIS improvements. Significant MIS improvements include: (1) installation of a computer network that allows every store to be linked with the Company's main office and distribution centers; (2) initiation of Quick Response Inventory Management through the introduction of automatic replenishment for certain goods, electronic data interchange ("EDI") and a new distribution system;
(3) expansion of the Company's EDI system to support data exchange with vendors, including the transmission of sales information to vendors and the receipt of invoices electronically, in paper form or directly into an accounts payable imaging system; (4) improvements to the Company's supply chain capabilities with new systems to support its flow-through general merchandise distribution system and other distribution capacities; and (5) upgrading of in-store communications, check cashing, credit authorization and point-of-sales system. All major aspects of the MIS improvement program have been completed other than the new inventory and merchandise management system for food and nonfood departments and integration of the systems into the financial reporting system, which are presently scheduled to be completed in fiscal 1997. Beginning in 1997 the Company expects that capital expenditures on MIS will decline as the current upgrade of its MIS is completed. The Company believes that the improvements made to its MIS system enable it to manage its business more effectively by allowing it to track each inventory item, to know which items are selling when and at which locations and to improve in-stock positions. These capabilities are designed to improve inventory management, reduce overall inventory levels, increase inventory turnover and improve profitability.

         Distribution Centers. The Company has made significant capital investments in its distribution centers which, together with the MIS improvements, are designed to improve operations, permit better inventory management and reduce distribution costs. The Company has spent approximately $85,000,000 during the last three years to build and upgrade its distribution centers. The Company opened its flow-through distribution center in Chehalis, Washington in April 1994 to serve as the centralized processing facility for certain apparel, music, seasonal and other nonfood items, opened a new food distribution facility in Puyallup near Seattle, Washington in 1995 to better serve the stores in the Puget Sound region and Alaska and made significant improvements to its existing distribution center in Clackamas, Oregon. The Company believes that its existing distribution centers enable it to meet its expected nonfood and food distribution center needs until at least the year 2000. As the Company opens additional stores, the Company expects to utilize the excess capacity currently available at its existing distribution centers and achieve improved operating efficiencies as distribution center costs are spread over more sales.

         Remerchandising. The Company continuously reviews its competitive position on a location-by-location basis and analyzes the contributions that each department makes to overall profitability. In 1995, in response to increasing competition from discount retailers and, more recently, from category-dominant competitors (particularly in the home improvement and home electronics categories), the Company began a remerchandising program to reposition some of its departments to improve the overall profitability of the Company's operations. These repositioning efforts have included (1) reducing the space allocated to building materials in those stores affected by category-dominant home improvement centers and utilizing this space for other product categories (such as expanded garden centers); (2) eliminating most computer hardware in a majority of its stores and increasing the selection of certain products, such as computer software, compact discs, video games and cellular telephones, in an effort to focus on higher margin items in home electronics; (3) refining its apparel selection to emphasize basics and casual sportswear; (4) adding additional private label products to its apparel selection and personal care products; (5) adding new product categories (such as pet centers) to certain of its stores and (6) increasing the amount of space leased to complementary third-party tenants (such as banks, optical centers, gourmet coffee bars, restaurants and video rental stores) that attract high customer traffic.

         Development of Smaller Store Formats. The Company intends to seek opportunities to open smaller stores with different store formats within its market areas. One such store format consists of multidepartment stores on a reduced scale designed for smaller communities and other appropriate areas. In 1996 the Company opened a 127,000-square-foot store in Tillamook, Oregon using this store format. The Company has also developed the marketplace store format, which primarily emphasizes the food portion of the Company's business and includes some supporting nonfood departments. The Company recently acquired and now operates two stores of approximately 70,000 square feet previously operated by food retailers using the marketplace store format.

Store Operations

         The Company's principal business strategy is to operate one-stop-shopping stores that provide convenient shopping for a broad selection of products in one location. Stores are organized into distinct departments and sections within departments that specialize in the sale of particular products. The Company promotes cross-shopping through convenient access between departments, by making each department and section a strong competitor in the market for the products it sells and by facilitating easy customer checkout through its common checkout system that allows customers to purchase merchandise from any department at any checkout location.

         Multidepartment Stores. The Company's large stores are organized into departments and sections within departments that specialize in the sale of particular products. The Company endeavors to create individual, recognizable identities for each department and section through specialized design, fixtures and decor. Most of the Company's departments and sections are self-service, except in areas where special sales assistance is required, such as service delicatessens, home electronics, fine jewelry and pharmacy. Stores consist of up to seven departments and specialty sections that include full-service food, pharmacy, nutrition, housewares, domestics, paint and home decor items, plumbing and electrical items, hardware and tools, building materials, garden, floral, sporting goods, automotive, home office supplies and stationery, cards and books, toys, basic and fashion apparel for all ages, shoes, home electronics and fine jewelry.

         Multidepartment stores that include food departments are the Company's primary focus. The Company believes that its food departments increase the shopping frequency of area residents, build customer loyalty and enable its nonfood departments to generate higher levels of sales through increased customer traffic. In more recent years the Company has been adding food to previously nonfood multidepartment stores and replacing some of its older nonfood stores with new full-service stores including food departments. At August 17, 1996, 100 of the Company's 108 multidepartment stores included food departments. The Company expects to add food departments to two additional stores and replace two existing nonfood stores with new multidepartment stores that include food.

         Breadth and Depth of Selection. In most of its stores, the Company sells over 225,000 items, including a wide selection of food, apparel and products for the home, with an emphasis on necessities and items of everyday use. The Company takes advantage of the high and diverse customer traffic in its stores to sell many categories of goods that are purchased on a discretionary basis, such as fine jewelry, home electronics and fashion apparel. Within many categories of apparel, products for the home, jewelry and home electronics, the Company offers customers the breadth of selection normally afforded by department or specialty stores. Its selection of food and groceries is comparable to that of large supermarkets. The Company emphasizes the sale of popular national brands and its own private label brands.

         Location and Store Design. New store sites are determined based on a review of information on demographics and the competitive environment for the market area in which a proposed site is located. The Company's expansion focus is in existing areas of operation, primarily in or near well-populated residential areas. The Company determines store size and designs stores with a view toward making each store a very convenient, one-stop-shopping store in the area it serves. The Company is flexible in its store design where land sites require specialized store designs.

         Promotion and Advertising. The Company aggressively promotes sales for all departments through weekly advertising, primarily in local and area newspapers, radio and television. Advertising often features many high-demand products at competitive prices. The Company emphasizes everyday low prices in its food departments and generally offers promotional sale pricing in its nonfood departments. By opening new stores in its existing market areas and by remodeling and expanding existing stores, the Company leverages its advertising budget. The Company believes that it is known for competitive pricing and its customer-friendly return policy. In 1995, the Company added a monthly coupon book with both food and nonfood offerings. The introduction of the Company's home page on the Internet enables exploration of new marketing opportunities.

         Store and Regional Management. Each of the Company's stores is managed by a sales director who is responsible for store sales, operations and profitability and departmental cross-merchandising.

Departments within multidepartment stores are managed by merchandising managers, who report to sales directors. Each sales director and department manager is supported by a regional supervisor and other senior managers who specialize in the market for products sold in the stores. The Company has regional management teams that work closely with the stores in their region to enhance sales and profit opportunities. As a result of this management structure, the Company believes that each of its stores and departments within each store better serves its customers and is able to respond quickly to market changes.

Retail Operations

         The Company's multidepartment stores contain up to seven main departments. Within certain departments are a variety of merchandise sections operated like specialty businesses. The following table sets forth the number of departments (and lists certain of the sections within the Home and Apparel departments) in the Company's 108 multidepartment stores at August 17, 1996:

Food.....................................................................100
Nonfood
   The Home..............................................................108
       Automotive
       Cards and Books
       Domestics
       Garden
       Home Decor
       Home Improvement
       Housewares
       Sporting Goods
       Toys
       Variety and Seasonal
   Home Electronics......................................................108
   Apparel...............................................................108
       Apparel
       Cosmetics
       Shoes
   Health and Beauty Aids................................................108
   Pharmacy..............................................................107
   Fine Jewelry...........................................................98

         The Food Department is typically the same size as free-standing super food stores of competitors and carries a wide variety of national brands together with the Company's private label brands of grocery items which are Fred Meyer, President's Choice and FMV (Fred Meyer Value). The average size of the Company's food departments is approximately 37,000 square feet. This square footage does not include space devoted to pharmacies, health and beauty aids, nutrition and all other general merchandise. Beginning in 1992, the Company implemented a program to increase sales of its private label grocery items. As a result, sales of private label grocery items as a percentage of total grocery sales have increased to a current level of over 20% for the first half of fiscal 1996 from 12% in fiscal 1991. Private label items generally are sold at lower prices to the customer and generate higher margins for the Company than national brand products. The Company also carries fresh produce, meat, dairy products, nutritional products, bakery products, candy and tobacco all sold on a self-selection basis. Most food departments contain a nutrition section that includes name brand and generic natural foods, dairy products, juices, vitamins, supplements, sugar-free and fat-free products and meat substitutes. Certain items, such as grains, nuts, fruits and natural snacks, are also displayed in bulk to enable customers to buy any amount and package their own purchases. In many multidepartment stores, the Company operates in-store bakeries and service departments that offer fresh seafood, delicatessen items and meat products. The Company's newer stores include sit-down eating areas near the service delicatessens and take-out departments. The following table sets forth the number of nutrition, in-store bakery and service departments at August 17, 1996:

                Nutrition...........................  103
                Service Delicatessen................  100
                Bakery..............................   99
                Service Fish Market.................   79
                Service Meat Market.................   52

         The Home Department offers a wide selection of home decor, housewares, small appliances, domestics, furniture, sporting goods, greeting cards, books, floral products, power lawn mowers, garden tools, fertilizers and chemicals, toys, seasonal and holiday merchandise, hardware, tools, paint, building materials, plumbing and electrical fixtures, automotive supplies and related accessories. Some of the national brands featured are Braun, Kitchen-Aid, Coleman, Glidden and Weber. Home improvement, garden and automotive sections feature many items for the do-it-yourself customer. High-quality private label products under the Fred Meyer, Northwest Home, Everyday Living and Kraft King labels complement the Company's national brand offerings.

         The Apparel Department offers moderately priced national brand and private label apparel, sportswear, cosmetics, accessories and family and active shoes. Major national brands carried by the apparel departments include Levi's, Jockey, Maidenform, Vanity Fair, Carter's, Danskin, Nike, Reebok, Adidas, Gotcha, Eastland, Union Bay, Columbia Sportswear, Capezio, Lee, Bali and Keds. High-quality private label products such as Fred Bear, CurFew, Katherine Bishop and KB & Co. complement the Company's national brand offerings.

         The Company's private label sales in the Home and Apparel departments represented 12% to 13% of these departments' sales in fiscal 1995, with a long-term goal of approximately 15% to 20%. The strategy employed in nonfood departments is to use private label products for both entry-level price points and better offerings at value prices. In 1995 and 1996, the Company introduced additional private label items in the Home and Apparel departments to bring additional value to its customers and to improve gross margins in these areas.

         The Home Electronics Department offers a large selection of compact discs, for-sale videos and video games and also offers the latest name-brand merchandise, such as televisions, audio components, cellular phones, computer software and telephones. Some of the national brands featured are SONY, JVC, Pioneer and Magnavox. One-hour photo-finishing has also been added to numerous locations.

         The Pharmacy Department sells a full line of name-brand and generic prescription drugs dispensed by full-time licensed pharmacists and participates with all major third-party HMO and PPO plans.

         The Health and Beauty Aids Department offers a wide selection of national and private label brands of health and beauty aid products. It also offers candy and confections and dietary food products. A new line of private label toiletry and personal-care products called Personal Choice was introduced in 1995.

         The Company entered the fine jewelry business in 1973 with its acquisition of a discount retailer which had existing jewelry operations. Since that time, the Company has expanded its jewelry operations through the establishment of Fine Jewelry Departments within its multidepartment stores and the lease of individual locations, averaging approximately 1,200 square feet, in major regional shopping malls. The Company's Fine Jewelry Departments and mall jewelry stores offer an extensive selection of bridal jewelry and fashion jewelry, including precious and semi-precious stones. In addition, these departments and mall stores offer name-brand watches and an assortment of 14-carat gold chains and earrings. During the first half of the current fiscal year the Company acquired 71 leased jewelry locations in major shopping malls in 11 states. With these acquisitions, as of August 17, 1996, the Company operated 100 mall jewelry stores under the names "Fred Meyer Jewelers" or "Merksamer Jewelers" and had 98 Fine Jewelry Departments in its multidepartment stores. The recent expansion of the Company's jewelry business is expected to improve the Company's ability to purchase inventory on favorable terms and reduce overhead costs on a per unit basis.

         Most of the Company's multidepartment stores open from 7:00 a.m. to 9:00 a.m. and close between 10:00 p.m. and 11:00 p.m., seven days a week, including all holidays except Christmas. Most of the Company's multidepartment store locations have complementary third-party tenants (such as banks, optical centers, gourmet coffee bars, restaurants and video rental stores) that attract high customer traffic.
The Company's specialty store hours vary depending on location.

         The Company honors most nationally recognized credit cards for sales in all its departments. In addition, the Company has its own credit card program, which is serviced by a national credit card processor. The Company also accepts debit cards that are associated with nationally recognized credit card processors. In 1996, the Company's stores in Utah began accepting debit cards that use personal identification number ("PIN") pads and can process electronic benefits online. It is anticipated that stores in other states will begin to offer this service later in 1996 and in 1997.

Store Expansion and Development

         The Company enlarges, remodels, closes or sells stores in light of their past performance or the Company's assessment of their potential. The Company continually evaluates its position in its various market areas to determine whether it should expand or consolidate its operations in those areas.

          During the last three years, the Company increased new store development in its existing markets and the level of remodeling of existing stores. The numbers of multidepartment stores opened, closed and remodeled during fiscal 1993, 1994, 1995 and the first half of fiscal 1996 are as follows:

         Year                                   Opened              Closed               Remodeled
         ----                                   ------              ------               ---------
                                                (including replacements)

         1993                                      5                   2                     7
         1994                                      5                   2                     7
         1995                                      6                   4                     8
         1996 (through August 17, 1996)            6                   0                     2

         Total retail space, net of closures, increased 663,000 square feet during 1995, representing an increase of approximately 4.7%, and increased 893,000 square feet during the first half of fiscal 1996, representing an increase of approximately 6.0%. New multidepartment store openings during fiscal 1995 and the first half of fiscal 1996 were as follows:


                                                                Total Retail
                  Location                                     Square Footage                Opened
                  --------                                     --------------                ------
         1995
         Monroe, Washington...............................        149,000               First Quarter
         Lake City (Seattle), Washington..................        124,000               Third Quarter
         Renton (Seattle), Washington.....................        167,000               Third Quarter
         West Jordon (Salt Lake City), Utah...............        167,000               Third Quarter
         Salt Lake City, Utah.............................        169,000               Third Quarter
         Kennewick, Washington............................        167,000               Third Quarter

         1996
         Tillamook, Oregon................................        127,000               First Quarter
         Hillsboro, Oregon................................        163,000               Second Quarter
         Meridian, Idaho..................................        168,000               Second Quarter
         Twin Falls, Idaho................................        168,000               Second Quarter
         Silverdale, Washington(1)........................         70,000               Second Quarter
         Seattle, Washington(1)...........................         62,000               Second Quarter
- -----------------

(1)  Marketplace stores emphasizing food.

         New multidepartment stores planned or scheduled to be opened during the second half of fiscal 1996 and during fiscal 1997 are as follows:

                                                                Total Retail
                  Location                                     Square Footage                Opening
                  --------                                     --------------                -------
         1996
         Scappoose, Oregon................................        150,000               Third Quarter

         1997
         Idaho Falls, Idaho...............................        150,000               First Quarter
         Covington, Washington............................        157,000               First Quarter
         South Hill (Puyallup), Washington................        163,000               First Quarter
         Orem, Utah.......................................        150,000               First Quarter
         Coeur d'Alene, Idaho.............................        149,000               First Quarter

         The Company has remodeled two multidepartment stores in the first half of fiscal 1996 and plans to remodel two multidepartment stores in the second half of fiscal 1996 and five in fiscal 1997. The Company's present plan is to open five new multidepartment stores and remodel five existing stores in fiscal 1998.

         As a result of the Company's new store openings and remodeling efforts, total square footage for multidepartment stores increased from 12,486,000 square feet at the end of fiscal 1992 to 14,741,000 square feet at the end of fiscal 1995 and to 15,545,000 square feet as of August 17, 1996. As of August 17, 1996, 54% of the Company's multidepartment stores had been built or remodeled within the last five years. Among the objectives of the remodeling program was to add food departments to multidepartment stores that previously sold only nonfood merchandise where feasible based on store size, location and other factors. This part of the remodeling program has been substantially completed.

Management Information Systems

         In 1991, the Company began a major modernization of its MIS to better support its business. A new computer network was installed, allowing every store to be linked with the Company's main office and distribution centers. In 1992, Quick Response Inventory Management was initiated through the introduction of automatic replenishment for certain goods, EDI and a new distribution system. The Company expanded its EDI system to support data exchange with freight carriers, transmission of sales forecasts to vendors and receipt of invoices directly into an accounts payable imaging system. A new pharmacy system was added in the Company's multidepartment stores. In 1994, the Company's Continuous Replenishment Program was strengthened by the implementation of new jewelry, music and video and item performance systems. In 1995, the Company improved its supply chain capabilities with a flow-through general merchandise distribution system and purchasing and distribution systems for meat, produce and seafood. In addition, in-store communications, check cashing, credit authorization and point-of-sale systems were upgraded. All major aspects of the MIS improvement program have been completed other than the new inventory and merchandise management system for food and nonfood departments and integration of the systems into the financial reporting system, which are presently scheduled to be completed in fiscal 1997.

Distribution and Processing

         The Company operates a 1,528,000-square-foot centralized distribution facility in a complex at Clackamas, Oregon near Portland, a 310,000-square-foot flow-through distribution center in Chehalis, Washington and a 600,000-square-foot food distribution center in Puyallup, Washington near Seattle. Approximately two-thirds of the merchandise the Company sells is currently shipped from these facilities, with the balance shipped directly by vendors to the Company's stores or, in the case of food products for its Utah stores, purchased from a major wholesale supplier.

         As a result of its recent investment in information systems and distribution facility improvements, the Company has been able to establish EDI and automated replenishment programs with many vendors. These quick response capabilities are designed to improve inventory management and reduce handling of inventory in the distribution process, which the Company believes will result in lower markdowns and lower distribution costs as a percentage of sales.

         The Company believes that its distribution and related information systems provide several advantages. First, they permit stores to maintain proper inventory levels for more than 190,000 items supplied through its central distribution centers. Second, centralized purchasing and distribution reduces the Company's cost of merchandise and related transportation costs. Third, because distribution can be made to stores frequently, the Company is able to reduce the in-store stockroom space and maximize the square footage available for retail selling.

         The Company opened its flow-through distribution center in April 1994 in Chehalis, Washington to serve as the centralized processing facility for certain apparel, music, seasonal and other nonfood items. This facility eliminated approximately 370,000 square feet of leased warehouse space, including the Company's 122,000-square-foot Salt Lake City, Utah facility. The Company's Chehalis facility minimizes the required handling and processing of goods received from vendors and distributed to the Company's stores. The Company believes that this flow-through system will enable it to improve inventory management and to further reduce the distribution costs for the goods shipped through this facility. In 1995 the Company opened the 600,000-square-foot centralized food distribution facility in Puyallup near Seattle, Washington to serve stores in the Puget Sound region and Alaska. This facility reduces the cost of transporting goods into the Puget Sound and Alaska markets and affords the Company increased forward-buying opportunities for its food operations. The Company believes that its existing distribution centers enable it to meet its expected nonfood and food distribution center needs until at least the year 2000. As the Company opens additional stores, the Company expects to utilize the excess capacity currently available at its existing distribution centers.

         The Company operates a large fleet of trucks for distribution of goods to its retail stores and operates a central bakery and dairy.

Competition

         The retail merchandising business is highly competitive. Because of the broad range of merchandise sold by the Company, it competes with many types of retail companies, including national, regional and local supermarkets, discount stores, drug stores, conventional department stores and specialty stores, including category-dominant stores. The Company's competitive position in the retail business varies by type of goods and the communities in which its stores are located. From 1990 to 1995, approximately 475 new competitor stores opened in the Company's markets according to a survey conducted by the Company. These competitors include Wal-Mart, Walgreens, Home Depot, HomeBase, Eagle, Sam's Club, Incredible Universe, Circuit City, Good Guys, Future Shops, Price/Costco, Mervyn's, PayLess, J.C. Penney, Kmart, Target, ShopKo, Toys-R-Us, Food 4 Less, Cub Foods, Safeway, Albertson's, Smith's Foods, Carr's and Quality Food Centers. Many of these companies have substantially greater financial and other resources than the Company. The Company's recent competitors include category-dominant stores, particularly in the home improvement and home electronics categories. The Company has responded to the influx of category-dominant stores and other competitors by reducing some product offerings, including computers and building materials, and expanding other product offerings to improve overall profitability. No assurance can be given that the Company's strategy will be effective and that the Company will be able to effectively compete against the category-dominant stores or other competitors. In addition, while the Company is the only multidepartment store with significant food departments in most of its markets, some retail companies operate stores under this general format in other regions and could enter the Company's existing markets.

         The Company emphasizes customer satisfaction, large selections of high-quality popular products and competitive pricing. In addition, the Company believes that the convenience, attractiveness and cleanliness of its stores, together with a sales staff knowledgeable in specialty areas, enhances its retail sales efforts and competitive position.

Employees

         The Company employs approximately 28,000 full- and part-time employees. Approximately 50% of the Company's employees are represented by 24 different labor unions or locals. These employees are covered by 111 different collective bargaining agreements, none of which covers more than 2,500 employees. The last work stoppages the Company experienced involved the multiemployer bargaining unit for food clerks, checkers, and meatcutters in Portland, Oregon and Vancouver, Washington in 1994 and lasted 88 days. At the same time, Company union employees at its Clackamas distribution facility, trucking operation, dairy and a small portion of its office employees went on strike. These work stoppages had a material adverse effect on the Company's results of operations during the third and fourth quarters of 1994, and the Company believes that the strikes had a continuing adverse effect during most of 1995. Coos Bay, Oregon nonfood employees went on strike in late 1994 and returned to work on January 14, 1995. There were no work stoppages in fiscal years 1991, 1992, 1993, 1995 or during the first half of 1996. The Company believes that it has satisfactory relations with the many unions representing its employees.

         In 1995, the Company reached agreement on its contracts covering nonfood and food workers in the Seattle/Tacoma area, among other agreements reached. In 1996 the Company reached agreement on its contracts covering nonfood workers in Portland, Oregon, among other agreements reached. Approximately 10% of the agreements, covering approximately 2% of the labor force, have expired or will expire during the balance of fiscal 1996. Approximately 23% of the agreements, covering approximately 11% of the labor force, will expire during fiscal 1997, including agreements with the food workers in the Portland, Oregon metropolitan area and employees in other large metropolitan and smaller nonmetropolitan areas where the Company operates. While the Company is optimistic about reaching agreements with the employees covered by contracts expiring in the immediate future, no assurance can be given that the parties will be able to reach a final conclusion without the occurrence of a work stoppage and the related disruption of the Company's business or that any agreements reached will be on terms that are favorable to the Company.

                          THE SELLING STOCKHOLDER

         The table below sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Selling
Stockholder, both before and after giving effect to the Offering and the Repurchase.

                                                                                           Shares Beneficially
                                        Shares Beneficially                                Owned After Offering
                                       Owned Before Offering                                  and Repurchase
                                       ---------------------                              ---------------------
                                       Number of                    Shares to be          Number of
                 Name                   Shares       Percent     Sold in Offering(2)      Shares(2)  Percent(2)
                 ----                   ------       -------     -------------------      ---------  ----------

   KKR Associates(1)................  10,700,038      37.8%           3,600,000           4,700,038     18.1%
     9 West 57th Street
     42nd Floor
     New York, NY 10019
- --------------

(1) Shares shown as beneficially owned by KKR Associates, an affiliate of KKR, are owned of record by FMI Associates, of which KKR Associates is the sole general partner and as to which it possesses shared voting and investment power. Shares shown as beneficially owned before and after the Offering by KKR Associates include 1,566,441 shares subject to the Selling Stockholder's Option. The FMI Associates limited partnership agreement is, by its terms, to dissolve on December 31, 1996 unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates will seek such amendments, or, if sought, that they will be approved by the limited partners. In the event of the winding up and dissolution of FMI Associates, KKR Associates will have sole discretion regarding the disposition of such Common Stock, including public or private sales of such Common Stock, the distribution of such Common Stock to the limited partners of FMI Associates or a combination of the foregoing. If shares of Common Stock are distributed to the limited partners of FMI Associates, each limited partner will thereafter have sole discretion with respect to its Common Stock. KKR Associates is a limited partnership of which Michael W. Michelson, Saul A. Fox and Paul E. Raether (directors of the Company) are three of the 12 general partners. The other general partners of KKR Associates are Henry R. Kravis, George R. Roberts, Robert I. MacDonnell, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott M. Stuart. Jerome Kohlberg, Jr., a director of the Company, is a limited partner of KKR Associates. Mr. Kohlberg has advised the Company that he intends to resign as a director of the Company upon completion of the Offering and the Repurchase. The foregoing persons disclaim beneficial ownership of the shares owned by FMI Associates. Not included in the number of shares listed are an additional 11,000, 4,000 and 6,000 shares beneficially owned by Messrs. Raether, Michelson and Fox, respectively.

(2) Assumes the Repurchase from the Selling Stockholder of an estimated 2,400,000 outstanding shares of Common Stock and assumes that the Underwriters' over-allotment option is not exercised. Upon completion of the Offering and the Repurchase, and based on the same assumptions regarding the number of shares repurchased, if the Underwriters' over-allotment option is exercised in full the Selling Stockholder will beneficially own 4,300,038 shares, or approximately 16.6%, of the Company's Common Stock.

The Repurchase

         The Company and the Selling Stockholder have entered into an agreement pursuant to which the Company has agreed, concurrently with consummation of the Offering, to repurchase a number of outstanding shares of Common Stock determined by dividing the Repurchase Price of $70,000,000 by an amount equal to the Net Offering Price. The Company plans to finance the Repurchase Price with borrowings under its credit agreement and the issuance of commercial paper. The recently consummated September 1996 Sale and Leaseback transaction, the proceeds of which were used to repay debt, increased the Company's available borrowing capacity under its credit agreement.

         On June 27, 1996, the Company's Board of Directors ratified the formation of an independent committee (the "Independent Committee") consisting of three independent directors, A.M. Gleason, Roger S. Meier and James J. Curran. The Independent Committee was formed to consider the desirability of the Company's acquiring all or a portion of the shares held by the Selling Stockholder and to negotiate with the Selling Stockholder regarding the terms of the Repurchase. The Independent Committee approved the Repurchase at a meeting held on August 22, 1996. The members of the Independent Committee received no compensation in addition to their normal directors' fees, which include $500 per board or committee meeting attended.

Certain Transactions

         During 1996 the Company and an unaffiliated financial institution agreed with companies affiliated with the Selling Stockholder to terminate leases on seven retail store locations and one closed location in the Portland metropolitan area and to purchase the fee interests in such locations. The purchase price to terminate the leases and purchase the fee interests for the properties aggregates $48.8 million and was determined to be the fair market value of the properties on the basis of discounted rental obligations for the remaining terms of the leases. Three properties were acquired by the Company during the first half of fiscal 1996 for a purchase price of approximately $17.8 million. Prior to December 31, 1996, four properties will be acquired by the unaffiliated financial institution for a purchase price of approximately $30.3 million and leased to the Company. The lease on the closed location will be terminated upon payment by the Company of approximately $700,000, for which the lease obligation was reserved for in a prior year.

                                UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the Selling Stockholder has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of such Underwriters has severally agreed to purchase from the Selling Stockholder the respective number of shares of Common Stock set forth opposite its name below:

                                                             Number of Shares
                                 Underwriter                  of Common Stock
                                 -----------                  ---------------

Goldman, Sachs & Co...........................................
Lehman Brothers Inc...........................................
Salomon Brothers Inc..........................................
William Blair & Company, L.L.C................................   _________
         Total................................................   3,600,000
                                                                 =========


         Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the shares offered hereby, if any are taken.

         The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $___ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $___ per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

         Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates (including the Selling Stockholder) for which such Underwriters have received and will receive customary fees and commissions.

         The Selling Stockholder has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase, at the initial public offering price per share less the underwriting discount as set forth on the cover page of this Prospectus, up to an aggregate of 400,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,600,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 3,600,000 shares of Common Stock offered hereby.

         The Company, the Selling Stockholder and certain of the Company's executive officers have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., except for the sales of Common Stock offered in connection with the Offering and certain issuances of Common Stock by the Company pursuant to the exercise of outstanding options.

         The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                               LEGAL MATTERS

         Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Stoel Rives LLP, 900 SW Fifth Avenue, Portland, Oregon 97204 and for the Underwriters by Latham & Watkins, 633 West Fifth Street, Los Angeles, California 90071. A partner of Latham & Watkins has an indirect interest through FMI Associates, in less than 1% of the Common Stock of the Company; however, such partner does not have the power to vote or dispose of such shares. Latham & Watkins renders legal services to KKR and to the Company and related entities on a regular basis, including certain services related to the sale of shares to the Company by the Selling Stockholder in the Repurchase.

                                  EXPERTS

         The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended February 3, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                                 [ART WORK]

                            [BACK INSIDE COVER]

             [Photograph of Produce Section and Check Out Area]








[Photograph of entry to the Home                 [Photograph of garden section
Electronics Department]                          of the Home Department]














[Photograph of the Fine Jewelry                  [Photograph of Home Decor
Department]                                      section of the Home
                                                 Department]

================================================================================
- --------------------------------------------------------------------------------


   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS AT THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.



                        ---------------------------




                             TABLE OF CONTENTS

                                                Page
Available Information............................  3
Incorporation of Certain Documents
  by Reference...................................  3
The Company......................................  5
Price Range of Common Stock......................  7
Dividend Policy..................................  7
Capitalization...................................  8
Selected Financial Data.......................... 10
Selected Pro Forma Financial Data................ 12
Other Financial and Statistical Data............. 13
Management's Discussion and
  Analysis of Results of Operations
  and Financial Condition........................ 15
Business......................................... 21
The Selling Stockholder.......................... 32
Underwriting..................................... 34
Legal Matters.................................... 36
Experts.......................................... 36



- --------------------------------------------------------------------------------
================================================================================

================================================================================
- --------------------------------------------------------------------------------




                              3,600,000 Shares

                               [COMPANY LOGO]

                                Common Stock
                        (par value, $.01 per share)





                        ---------------------------



                                 PROSPECTUS


                        ---------------------------










                            Goldman, Sachs & Co.
                              Lehman Brothers
                            Salomon Brothers Inc
                          William Blair & Company




- --------------------------------------------------------------------------------
================================================================================

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         All expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, will be paid by the Company. Such expenses are estimated as follows:

             Registration fee...........................     $ 40,949

             NASD fees..................................     $ 12,375

             Blue Sky fees and expenses.................     $  7,500

             Legal fees and expenses....................     $ 85,000

             Accounting fees and expenses...............     $ 35,000

             Printing and engraving.....................     $ 55,000

             Miscellaneous..............................     $ 34,176
                                                             --------

                  Total.................................     $270,000

- --------


Item 15.  Indemnification of Officers and Directors

         Section 145 of the General Corporation Law of the State of Delaware (the "Delaware GCL") grants each corporation the power to indemnify officers and directors under certain circumstances. Article V of the Company's Amended and Restated Bylaws (the "Bylaws") provides for indemnification to the fullest extent permitted by Section 145. Reference is made to the Bylaws of the Company, which are incorporated by reference as Exhibit 4B hereto.

         As authorized by Section 102 of the Delaware GCL, the Company has included in its Certificate of Incorporation a provision eliminating the liability of a director to the Company or its stockholders for monetary damages for breaches of a director's fiduciary duty to the Company. Liability may not be and has not been limited for breaches of the duty of loyalty, intentional misconduct, distributions made in contravention of
Section 174 of the Delaware GCL or for any transaction in which a director derives an improper personal benefit. Reference is made to the Restated Certificate of Incorporation of the Company incorporated by reference as
Exhibit 4A hereto.

         The Company has a directors and officers liability insurance policy, under certain circumstances, insures its directors and officers against the costs of defense, settlement or payment of a judgment.

         The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any agreement, vote of stockholders or directors or otherwise.

Item 16.  Exhibits

      1A.   Form of Underwriting Agreement.

      4A.   Restated Certificate of Incorporation of the Company.
            Incorporated by reference to Exhibit 3A to the Company's Registration Statement on Form S-1, Reg. No. 33-08574.

      4B. Amended and Restated Bylaws of the Company. Incorporated by reference to Exhibit 4B to the Company's Registration Statement on Form S-8, Reg. No. 33-49638.

      4C.   Specimen Stock Certificate. Incorporated by reference to
            Exhibit 4C to the Company's Registration Statement on Form S-3, Reg. No. 33-67670.

      4D. Credit Agreement dated as of June 30, 1994 among the Company, various banks named therein and Bank of America as Agent. Incorporated by reference to Exhibit 4B to the Company's Annual Report on Form 10-K for the year ended January 28, 1995.

      4E. Term Promissory Notes in an original aggregate principal amount of $70,000,000, including the Intercreditor Agreement dated June 29, 1993 among the Company and various banks and financial institutions named therein. Incorporated by reference to Exhibit 4E to the Company's Registration Statement on Form S-3, Reg. No. 33-67670.

      4F. Note agreement dated as of June 1, 1994 in an original aggregate principal amount of $57,500,000, among the Company and various life insurance companies. Incorporated by reference to Exhibit 4D to the Company's Annual Report on Form 10-K for the year ended January 28, 1995.

      4G. Credit Agreement dated as of March 6, 1995 among the Company, various financial institutions named therein, and The Bank of Nova Scotia as Agent. Incorporated by reference to Exhibit 4E to the Company's Annual Report on Form 10-K for the year ended January 28, 1995.

      4H. Amended and Restated Credit Agreement dated as of October 30, 1995 among the Company, various financial institutions, Bank of America National Trust & Savings Association as Agent and the Bank of Nova Scotia as co-Agent; arranged by BA Securities, Inc. Incorporated by reference to Exhibit 4F to the Company's Quarterly Report on Form 10-Q for the quarter ended November 4, 1995 (File No. 0-15023).

      4I. Note Agreement dated April 25, 1995 in an original aggregate principal amount of $50,000,000 among the Company, The Prudential Insurance Company of America and Pruco Life Insurance Company. Incorporated by reference to Exhibit 4G to the Company's Quarterly Report on Form 10-Q for the quarter ended August 12, 1995 (File No. 0-15023).

      5.    Opinion of Counsel.

      23A.  Consent of Deloitte & Touche LLP.

      23B.  Consent of Counsel (included in Exhibit 5).

      24.   Powers of Attorney.

      99. Stock Repurchase Agreement dated as of September 4, 1996, between the Company and FMI Associates Limited Partnership.

- -------------


Item 17.  Undertakings

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned registrant hereby undertakes that:

                  (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 4, 1996.

                              FRED MEYER, INC.


                              By            KENNETH THRASHER
                                 -----------------------------------------
                                            Kenneth Thrasher
                                      Senior Vice President--Finance
                                        and Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on September 4, 1996 in the capacities indicated.

              Signature                          Title
              ---------                          -----


         * ROBERT G. MILLER              Chief Executive Officer and
- ------------------------------------     Chairman of the Board
           Robert G. Miller              (Principal Executive Officer)


           KENNETH THRASHER              Senior Vice President--Finance and
- ------------------------------------     Chief Financial Officer
           Kenneth Thrasher              (Principal Financial Officer)


           *THOMAS R. HUGHES             Vice President and Corporate
- ------------------------------------     Controller (Principal Accounting
           Thomas R. Hughes              Officer)


           *JAMES J. CURRAN              Director
- ------------------------------------
           James J. Curran


           *SAUL A. FOX                  Director
- ------------------------------------
           Saul A. Fox


           *A.M. GLEASON                 Director
- ------------------------------------
           A.M. Gleason


           *ROGER S. MEIER               Director
- ------------------------------------
           Roger S. Meier


           *MICHAEL W. MICHELSON         Director
- ------------------------------------
           Michael W. Michelson

           *PAUL E. RAETHER              Director
- ------------------------------------
           Paul E. Raether


*By        KENNETH THRASHER
- ------------------------------------
           Kenneth Thrasher
         As Attorney-in-Fact

                               EXHIBIT INDEX


Exhibit                                                                    Page
No.                              Description                               No.
- ---                              -----------                               ---

1A.   Form of Underwriting Agreement.

4A.   Restated Certificate of Incorporation of the Company.
      Incorporated by reference to Exhibit 3A to the Company's
      Registration Statement on Form S-1, Reg. No. 33-08574.

4B. Amended and Restated Bylaws of the Company. Incorporated by reference to Exhibit 4B to the Company's Registration
      Statement on Form S-8, Reg. No. 33-49638.

4C.   Specimen Stock Certificate. Incorporated by reference to
      Exhibit 4C to the Company's Registration Statement on Form
      S-3, Reg. No. 33-67670.

4D.   Credit Agreement dated as of June 30, 1994 among the
      Company, various banks named therein and Bank of America as Agent. Incorporated by reference to Exhibit 4B to the Company's Annual Report on Form 10-K for the year ended
      January 28, 1995.

4E. Term Promissory Notes in an original aggregate principal amount of $70,000,000, including the Intercreditor Agreement dated June 29, 1993 among the Company and various banks and financial institutions named therein. Incorporated by reference to Exhibit 4E to the Company's Registration Statement on Form S-3, Reg. No. 33-67670.

4F. Note agreement dated as of June 1, 1994 in an original aggregate principal amount of $57,500,000, among the Company and various life insurance companies. Incorporated by reference to Exhibit 4D to the Company's Annual Report on Form 10-K for the year ended January 28, 1995.

4G.   Credit Agreement dated as of March 6, 1995 among the
      Company, various financial institutions named therein, and The Bank of Nova Scotia as Agent. Incorporated by reference to 4E to the Company's Annual Report on Form 10-K for the year ended January 28, 1995.

4H. Amended and Restated Credit Agreement dated as of October 30, 1995 among the Company, various financial institutions, Bank of America National Trust & Savings Association as Agent and the Bank of Nova Scotia as co-Agent; arranged by BA Securities, Inc. Incorporated by reference to Exhibit 4F to the Company's Quarterly Report on Form 10-Q for the quarter ended November 4, 1995 (File No. 0-15023).

Exhibit                                                                    Page
No.                      Description                                       No.
- ---                      -----------                                       ---

4I. Note Agreement dated April 25, 1995 in an original aggregate principal amount of $50,000,000 among the Company, The Prudential Insurance Company of America and Pruco Life Insurance Company. Incorporated by reference to
      Exhibit 4G to the Company's Quarterly Report on Form 10-Q for the quarter ended August 12, 1995 (File No. 0-15023).

5.    Opinion of Counsel.

23A.  Consent of Deloitte & Touche LLP.

23B.  Consent of Counsel (included in Exhibit 5).

24.   Powers of Attorney.

99. Stock Repurchase Agreement dated as of September 4, 1996, between the Company and FMI Associates Limited Partnership.